UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
STONEMOR PARTNERS L.P.
(Name of Issuer)
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)
86183Q 10 0
(CUSIP Number)
Attn: Judith Bornstein
McCown De Leeuw & Co., LLC
c/o American Infrastructure MLP Fund
950 Tower Lane, Suite 800
Foster City, CA 94404
Tel: (650) 854-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 30, 2007
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86183Q 10 0

1.	Name of Reporting Person. CFSI LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑(1)
(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

DE

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person With:		0

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0(2)(3)(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

0.0%

14.	Type of Reporting Person (See Instructions)

OO

(1)	CFSI LLC, a Delaware limited liability company (“CFSI”), Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”), McCown De Leeuw and Co. IV, L.P., a California limited partnership (“MDCIV”), McCown De Leeuw and Co. IV Associates, L.P., a California limited partnership (“MDCIVA”) and Delta Fund, LLC, a California limited liability company (“Delta”, and, collectively with MDCIV and MDCIVA, the “MDC Funds”), MDC Management Company IV, LLC, a California limited liability company (“MDC Management” and, along with the MDC Funds, the “MDC Entities”), Robert B. Hellman, Jr., George E. McCown and David E. De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D. The MDC Funds collectively control CFSI and CFS, which has an equity interest in CFSI. MDC Management is the general partner of MDCIV and MDCIVA and, as such, controls MDCIV and MDCIVA. Messrs. Hellman, McCown and De Leeuw are managing members of MDC Management and, as such, collectively control MDC Management. Messrs. Hellman, McCown and De Leeuw, collectively, have investment and voting control over any securities held by Delta.

(2)	Prior to October 30, 2007, CFSI held 13,532 common units representing limited partner interests (“Common Units”) and 4,239,782 subordinated units representing limited partner interests (“Subordinated Units” and together with the Common Units, the “Units”) in StoneMor Partners L.P. (“StoneMor”). On October 30, 2007, 1,059,945 of CFSI’s 4,239,782 Subordinated Units converted into an equal number of Common Units pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of StoneMor, as amended (the “Partnership Agreement”). On December 7, 2007, CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,073,477 Common Units owned by it, including 912,455 Common Units to CFS, 104,815 Common Units to MDCIV, 1,615 Common Units to MDCIVA and 1,558 Common Units to Delta. Also on December 7, 2007, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 798,675 Common Units to MDCIV, 16,975 Common Units to MDCIVA and 12,849 Common Units to Delta. As a result of such distributions, CFSI and CFS owned no Common Units as of December 7, 2007. On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of an underwritten offering (the “Offering”) discussed in the definitive prospectus supplement of StoneMor dated December 17, 2007 and filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2007, supplementing the prospectus dated December 7, 2007 filed as part of StoneMor’s registration statement on Form S-3 (File No. 333-144453) with the Commission on July 10, 2007. As a result of these sales, the MDC Funds no longer hold any Common Units as of the date of the filing of this Schedule 13D.

(3)	StoneMor is controlled by its general partner, StoneMor GP LLC (the “General Partner”). The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, all of which are held by CFSI. CFSI continues to hold 3,179,837 Subordinated Units of StoneMor. Pursuant to the terms of the Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period, which will end once StoneMor meets the financial tests in the Partnership Agreement, but it generally cannot end before September 30, 2009. Because the tests for ending the subordination period for any three consecutive four-quarter periods ending on or after September 30, 2007 have been satisfied, 25% of the Subordinated Units were converted into an equal number of Common Units on October 30, 2007. Similarly, if those tests are also satisfied for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the Subordinated Units will convert into an equal number of Common Units. The second early conversion of Subordinated Units may not occur, however, until at least one year following the end of the period for the first early conversion of Subordinated Units. Each of CFSI and CFS is controlled in part by its Board of Managers. The MDC Entities have the right to designate for election a majority of the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI. MDC Management is the general partner of MDCIV and MDCIVA and therefore may be deemed to beneficially own all Units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management, who are Messrs. Hellman, McCown and De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over any Units held by MDCIV and MDCIVA. The MDC Funds also collectively control CFS, which has an equity interest in CFSI. As a result of the foregoing, each of CFS, the MDC Entities and Messrs Hellman, McCown and De Leeuw may be deemed to beneficially own any Units held by CFSI.

(4)	On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of the Offering. As a result of these sales, the MDC Funds no longer hold any Common Units. However, Messrs. Hellman and McCown each holds 5,000 Common Units directly.

CUSIP No.	86183Q 10 0

1.	Name of Reporting Person. Cornerstone Family Services LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑ (1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	DE

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		0

With:	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0(2)(3)(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.0%

14.	Type of Reporting Person (See Instructions)

	OO

(1)	CFSI LLC, a Delaware limited liability company (“CFSI”), Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”), McCown De Leeuw and Co. IV, L.P., a California limited partnership (“MDCIV”), McCown De Leeuw and Co. IV Associates, L.P., a California limited partnership (“MDCIVA”) and Delta Fund, LLC, a California limited liability company (“Delta”, and, collectively with MDCIV and MDCIVA, the “MDC Funds”), MDC Management Company IV, LLC, a California limited liability company (“MDC Management” and, along with the MDC Funds, the “MDC Entities”), Robert B. Hellman, Jr., George E. McCown and David E. De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D. The MDC Funds collectively control CFSI and CFS, which has an equity interest in CFSI. MDC Management is the general partner of MDCIV and MDCIVA and, as such, controls MDCIV and MDCIVA. Messrs. Hellman, McCown and De Leeuw are managing members of MDC Management and, as such, collectively control MDC Management. Messrs. Hellman, McCown and De Leeuw, collectively, have investment and voting control over any securities held by Delta.

(2)	Prior to October 30, 2007, CFSI held 13,532 common units representing limited partner interests (“Common Units”) and 4,239,782 subordinated units representing limited partner interests (“Subordinated Units” and together with the Common Units, the “Units”) in StoneMor Partners L.P. (“StoneMor”). On October 30, 2007, 1,059,945 of CFSI’s 4,239,782 Subordinated Units converted into an equal number of Common Units pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of StoneMor, as amended (the “Partnership Agreement”). On December 7, 2007, CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,073,477 Common Units owned by it, including 912,455 Common Units to CFS, 104,815 Common Units to MDCIV, 1,615 Common Units to MDCIVA and 1,558 Common Units to Delta. Also on December 7, 2007, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 798,675 Common Units to MDCIV, 16,975 Common Units to MDCIVA and 12,849 Common Units to Delta. As a result of such distributions, CFSI and CFS owned no Common Units as of December 7, 2007. On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of an underwritten offering (the “Offering”) discussed in the definitive prospectus supplement of StoneMor dated December 17, 2007 and filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2007, supplementing the prospectus dated December 7, 2007 filed as part of StoneMor’s registration statement on Form S-3 (File No. 333-144453) with the Commission on July 10, 2007. As a result of these sales, the MDC Funds no longer hold any Common Units as of the date of the filing of this Schedule 13D.

(3)	StoneMor is controlled by its general partner, StoneMor GP LLC (the “General Partner”). The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, all of which are held by CFSI. CFSI continues to hold 3,179,837 Subordinated Units of StoneMor. Pursuant to the terms of the Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period, which will end once StoneMor meets the financial tests in the Partnership Agreement, but it generally cannot end before September 30, 2009. Because the tests for ending the subordination period for any three consecutive four-quarter periods ending on or after September 30, 2007 have been satisfied, 25% of the Subordinated Units were converted into an equal number of Common Units on October 30, 2007. Similarly, if those tests are also satisfied for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the Subordinated Units will convert into an equal number of Common Units. The second early conversion of Subordinated Units may not occur, however, until at least one year following the end of the period for the first early conversion of Subordinated Units. Each of CFSI and CFS is controlled in part by its Board of Managers. The MDC Entities have the right to designate for election a majority of the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI. MDC Management is the general partner of MDCIV and MDCIVA and therefore may be deemed to beneficially own all Units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management, who are Messrs. Hellman, McCown and De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over any Units held by MDCIV and MDCIVA. The MDC Funds also collectively control CFS, which has an equity interest in CFSI. As a result of the foregoing, each of CFS, the MDC Entities and Messrs Hellman, McCown and De Leeuw may be deemed to beneficially own any Units held by CFSI.

(4)	On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of the Offering. As a result of these sales, the MDC Funds no longer hold any Common Units. However, Messrs. Hellman and McCown each holds 5,000 Common Units directly.

CUSIP No.	86183Q 10 0

1.	Name of Reporting Person. McCown De Leeuw and Co. IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑ (1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	CA

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		0

With:	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0(2)(3)(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.0%

14.	Type of Reporting Person (See Instructions)

	PN

(1)	De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D. The MDC Funds collectively control CFSI and CFS, which has an equity interest in CFSI. MDC Management is the general partner of MDCIV and MDCIVA and, as such, controls MDCIV and MDCIVA. Messrs. Hellman, McCown and De Leeuw are managing members of MDC Management and, as such, collectively control MDC Management. Messrs. Hellman, McCown and De Leeuw, collectively, have investment and voting control over any securities held by Delta.

(2)	Prior to October 30, 2007, CFSI held 13,532 common units representing limited partner interests (“Common Units”) and 4,239,782 subordinated units representing limited partner interests (“Subordinated Units” and together with the Common Units, the “Units”) in StoneMor Partners L.P. (“StoneMor”). On October 30, 2007, 1,059,945 of CFSI’s 4,239,782 Subordinated Units converted into an equal number of Common Units pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of StoneMor, as amended (the “Partnership Agreement”). On December 7, 2007, CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,073,477 Common Units owned by it, including 912,455 Common Units to CFS, 104,815 Common Units to MDCIV, 1,615 Common Units to MDCIVA and 1,558 Common Units to Delta. Also on December 7, 2007, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 798,675 Common Units to MDCIV, 16,975 Common Units to MDCIVA and 12,849 Common Units to Delta. As a result of such distributions, CFSI and CFS owned no Common Units as of December 7, 2007. On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of an underwritten offering (the “Offering”) discussed in the definitive prospectus supplement of StoneMor dated December 17, 2007 and filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2007, supplementing the prospectus dated December 7, 2007 filed as part of StoneMor’s registration statement on Form S-3 (File No. 333-144453) with the Commission on July 10, 2007. As a result of these sales, the MDC Funds no longer hold any Common Units as of the date of the filing of this Schedule 13D.

(3)	StoneMor is controlled by its general partner, StoneMor GP LLC (the “General Partner”). The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, all of which are held by CFSI. CFSI continues to hold 3,179,837 Subordinated Units of StoneMor. Pursuant to the terms of the Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period, which will end once StoneMor meets the financial tests in the Partnership Agreement, but it generally cannot end before September 30, 2009. Because the tests for ending the subordination period for any three consecutive four-quarter periods ending on or after September 30, 2007 have been satisfied, 25% of the Subordinated Units were converted into an equal number of Common Units on October 30, 2007. Similarly, if those tests are also satisfied for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the Subordinated Units will convert into an equal number of Common Units. The second early conversion of Subordinated Units may not occur, however, until at least one year following the end of the period for the first early conversion of Subordinated Units. Each of CFSI and CFS is controlled in part by its Board of Managers. The MDC Entities have the right to designate for election a majority of the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI. MDC Management is the general partner of MDCIV and MDCIVA and therefore may be deemed to beneficially own all Units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management, who are Messrs. Hellman, McCown and De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over any Units held by MDCIV and MDCIVA. The MDC Funds also collectively control CFS, which has an equity interest in CFSI. As a result of the foregoing, each of CFS, the MDC Entities and Messrs Hellman, McCown and De Leeuw may be deemed to beneficially own any Units held by CFSI.

(4)	On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of the Offering. As a result of these sales, the MDC Funds no longer hold any Common Units. However, Messrs. Hellman and McCown each holds 5,000 Common Units directly.

CUSIP No.	86183Q 10 0

1.	Name of Reporting Person. McCown De Leeuw and Co. IV Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑ (1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	CA

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		0

With:	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0(2)(3)(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.0%

14.	Type of Reporting Person (See Instructions)

	PN

(1)	CFSI LLC, a Delaware limited liability company (“CFSI”), Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”), McCown De Leeuw and Co. IV, L.P., a California limited partnership (“MDCIV”), McCown De Leeuw and Co. IV Associates, L.P., a California limited partnership (“MDCIVA”) and Delta Fund, LLC, a California limited liability company (“Delta”, and, collectively with MDCIV and MDCIVA, the “MDC Funds”), MDC Management Company IV, LLC, a California limited liability company (“MDC Management” and, along with the MDC Funds, the “MDC Entities”), Robert B. Hellman, Jr., George E. McCown and David E. De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D. The MDC Funds collectively control CFSI and CFS, which has an equity interest in CFSI. MDC Management is the general partner of MDCIV and MDCIVA and, as such, controls MDCIV and MDCIVA. Messrs. Hellman, McCown and De Leeuw are managing members of MDC Management and, as such, collectively control MDC Management. Messrs. Hellman, McCown and De Leeuw, collectively, have investment and voting control over any securities held by Delta.

(2)	Prior to October 30, 2007, CFSI held 13,532 common units representing limited partner interests (“Common Units”) and 4,239,782 subordinated units representing limited partner interests (“Subordinated Units” and together with the Common Units, the “Units”) in StoneMor Partners L.P. (“StoneMor”). On October 30, 2007, 1,059,945 of CFSI’s 4,239,782 Subordinated Units converted into an equal number of Common Units pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of StoneMor, as amended (the “Partnership Agreement”). On December 7, 2007, CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,073,477 Common Units owned by it, including 912,455 Common Units to CFS, 104,815 Common Units to MDCIV, 1,615 Common Units to MDCIVA and 1,558 Common Units to Delta. Also on December 7, 2007, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 798,675 Common Units to MDCIV, 16,975 Common Units to MDCIVA and 12,849 Common Units to Delta. As a result of such distributions, CFSI and CFS owned no Common Units as of December 7, 2007. On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of an underwritten offering (the “Offering”) discussed in the definitive prospectus supplement of StoneMor dated December 17, 2007 and filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2007, supplementing the prospectus dated December 7, 2007 filed as part of StoneMor’s registration statement on Form S-3 (File No. 333-144453) with the Commission on July 10, 2007. As a result of these sales, the MDC Funds no longer hold any Common Units as of the date of the filing of this Schedule 13D.

(3)	StoneMor is controlled by its general partner, StoneMor GP LLC (the “General Partner”). The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, all of which are held by CFSI. CFSI continues to hold 3,179,837 Subordinated Units of StoneMor. Pursuant to the terms of the Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period, which will end once StoneMor meets the financial tests in the Partnership Agreement, but it generally cannot end before September 30, 2009. Because the tests for ending the subordination period for any three consecutive four-quarter periods ending on or after September 30, 2007 have been satisfied, 25% of the Subordinated Units were converted into an equal number of Common Units on October 30, 2007. Similarly, if those tests are also satisfied for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the Subordinated Units will convert into an equal number of Common Units. The second early conversion of Subordinated Units may not occur, however, until at least one year following the end of the period for the first early conversion of Subordinated Units. Each of CFSI and CFS is controlled in part by its Board of Managers. The MDC Entities have the right to designate for election a majority of the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI. MDC Management is the general partner of MDCIV and MDCIVA and therefore may be deemed to beneficially own all Units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management, who are Messrs. Hellman, McCown and De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over any Units held by MDCIV and MDCIVA. The MDC Funds also collectively control CFS, which has an equity interest in CFSI. As a result of the foregoing, each of CFS, the MDC Entities and Messrs Hellman, McCown and De Leeuw may be deemed to beneficially own any Units held by CFSI.

(4)	On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of the Offering. As a result of these sales, the MDC Funds no longer hold any Common Units. However, Messrs. Hellman and McCown each holds 5,000 Common Units directly.

CUSIP No.	86183Q 10 0

1.	Name of Reporting Person. Delta Fund, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑ (1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	CA

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		0

With:	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0(2)(3)(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.0%

14.	Type of Reporting Person (See Instructions)

	OO

(1)	CFSI LLC, a Delaware limited liability company (“CFSI”), Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”), McCown De Leeuw and Co. IV, L.P., a California limited partnership (“MDCIV”), McCown De Leeuw and Co. IV Associates, L.P., a California limited partnership (“MDCIVA”) and Delta Fund, LLC, a California limited liability company (“Delta”, and, collectively with MDCIV and MDCIVA, the “MDC Funds”), MDC Management Company IV, LLC, a California limited liability company (“MDC Management” and, along with the MDC Funds, the “MDC Entities”), Robert B. Hellman, Jr., George E. McCown and David E. De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D. The MDC Funds collectively control CFSI and CFS, which has an equity interest in CFSI. MDC Management is the general partner of MDCIV and MDCIVA and, as such, controls MDCIV and MDCIVA. Messrs. Hellman, McCown and De Leeuw are managing members of MDC Management and, as such, collectively control MDC Management. Messrs. Hellman, McCown and De Leeuw, collectively, have investment and voting control over any securities held by Delta.

(2)	Prior to October 30, 2007, CFSI held 13,532 common units representing limited partner interests (“Common Units”) and 4,239,782 subordinated units representing limited partner interests (“Subordinated Units” and together with the Common Units, the “Units”) in StoneMor Partners L.P. (“StoneMor”). On October 30, 2007, 1,059,945 of CFSI’s 4,239,782 Subordinated Units converted into an equal number of Common Units pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of StoneMor, as amended (the “Partnership Agreement”). On December 7, 2007, CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,073,477 Common Units owned by it, including 912,455 Common Units to CFS, 104,815 Common Units to MDCIV, 1,615 Common Units to MDCIVA and 1,558 Common Units to Delta. Also on December 7, 2007, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 798,675 Common Units to MDCIV, 16,975 Common Units to MDCIVA and 12,849 Common Units to Delta. As a result of such distributions, CFSI and CFS owned no Common Units as of December 7, 2007. On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of an underwritten offering (the “Offering”) discussed in the definitive prospectus supplement of StoneMor dated December 17, 2007 and filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2007, supplementing the prospectus dated December 7, 2007 filed as part of StoneMor’s registration statement on Form S-3 (File No. 333-144453) with the Commission on July 10, 2007. As a result of these sales, the MDC Funds no longer hold any Common Units as of the date of the filing of this Schedule 13D.

(3)	StoneMor is controlled by its general partner, StoneMor GP LLC (the “General Partner”). The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, all of which are held by CFSI. CFSI continues to hold 3,179,837 Subordinated Units of StoneMor. Pursuant to the terms of the Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period, which will end once StoneMor meets the financial tests in the Partnership Agreement, but it generally cannot end before September 30, 2009. Because the tests for ending the subordination period for any three consecutive four-quarter periods ending on or after September 30, 2007 have been satisfied, 25% of the Subordinated Units were converted into an equal number of Common Units on October 30, 2007. Similarly, if those tests are also satisfied for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the Subordinated Units will convert into an equal number of Common Units. The second early conversion of Subordinated Units may not occur, however, until at least one year following the end of the period for the first early conversion of Subordinated Units. Each of CFSI and CFS is controlled in part by its Board of Managers. The MDC Entities have the right to designate for election a majority of the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI. MDC Management is the general partner of MDCIV and MDCIVA and therefore may be deemed to beneficially own all Units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management, who are Messrs. Hellman, McCown and De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over any Units held by MDCIV and MDCIVA. The MDC Funds also collectively control CFS, which has an equity interest in CFSI. As a result of the foregoing, each of CFS, the MDC Entities and Messrs Hellman, McCown and De Leeuw may be deemed to beneficially own any Units held by CFSI.

(4)	On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of the Offering. As a result of these sales, the MDC Funds no longer hold any Common Units. However, Messrs. Hellman and McCown each holds 5,000 Common Units directly.

CUSIP No.	86183Q 10 0

1.	Name of Reporting Person. MDC Management Company IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑ (1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	CA

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		0

With:	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0(2)(3)(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.0%

14.	Type of Reporting Person (See Instructions)

	OO

(1)	CFSI LLC, a Delaware limited liability company (“CFSI”), Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”), McCown De Leeuw and Co. IV, L.P., a California limited partnership (“MDCIV”), McCown De Leeuw and Co. IV Associates, L.P., a California limited partnership (“MDCIVA”) and Delta Fund, LLC, a California limited liability company (“Delta”, and, collectively with MDCIV and MDCIVA, the “MDC Funds”), MDC Management Company IV, LLC, a California limited liability company (“MDC Management” and, along with the MDC Funds, the “MDC Entities”), Robert B. Hellman, Jr., George E. McCown and David E. De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D. The MDC Funds collectively control CFSI and CFS, which has an equity interest in CFSI. MDC Management is the general partner of MDCIV and MDCIVA and, as such, controls MDCIV and MDCIVA. Messrs. Hellman, McCown and De Leeuw are managing members of MDC Management and, as such, collectively control MDC Management. Messrs. Hellman, McCown and De Leeuw, collectively, have investment and voting control over any securities held by Delta.

(2)	Prior to October 30, 2007, CFSI held 13,532 common units representing limited partner interests (“Common Units”) and 4,239,782 subordinated units representing limited partner interests (“Subordinated Units” and together with the Common Units, the “Units”) in StoneMor Partners L.P. (“StoneMor”). On October 30, 2007, 1,059,945 of CFSI’s 4,239,782 Subordinated Units converted into an equal number of Common Units pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of StoneMor, as amended (the “Partnership Agreement”). On December 7, 2007, CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,073,477 Common Units owned by it, including 912,455 Common Units to CFS, 104,815 Common Units to MDCIV, 1,615 Common Units to MDCIVA and 1,558 Common Units to Delta. Also on December 7, 2007, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 798,675 Common Units to MDCIV, 16,975 Common Units to MDCIVA and 12,849 Common Units to Delta. As a result of such distributions, CFSI and CFS owned no Common Units as of December 7, 2007. On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of an underwritten offering (the “Offering”) discussed in the definitive prospectus supplement of StoneMor dated December 17, 2007 and filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2007, supplementing the prospectus dated December 7, 2007 filed as part of StoneMor’s registration statement on Form S-3 (File No. 333-144453) with the Commission on July 10, 2007. As a result of these sales, the MDC Funds no longer hold any Common Units as of the date of the filing of this Schedule 13D.

(3)	StoneMor is controlled by its general partner, StoneMor GP LLC (the “General Partner”). The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, all of which are held by CFSI. CFSI continues to hold 3,179,837 Subordinated Units of StoneMor. Pursuant to the terms of the Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period, which will end once StoneMor meets the financial tests in the Partnership Agreement, but it generally cannot end before September 30, 2009. Because the tests for ending the subordination period for any three consecutive four-quarter periods ending on or after September 30, 2007 have been satisfied, 25% of the Subordinated Units were converted into an equal number of Common Units on October 30, 2007. Similarly, if those tests are also satisfied for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the Subordinated Units will convert into an equal number of Common Units. The second early conversion of Subordinated Units may not occur, however, until at least one year following the end of the period for the first early conversion of Subordinated Units. Each of CFSI and CFS is controlled in part by its Board of Managers. The MDC Entities have the right to designate for election a majority of the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI. MDC Management is the general partner of MDCIV and MDCIVA and therefore may be deemed to beneficially own all Units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management, who are Messrs. Hellman, McCown and De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over any Units held by MDCIV and MDCIVA. The MDC Funds also collectively control CFS, which has an equity interest in CFSI. As a result of the foregoing, each of CFS, the MDC Entities and Messrs Hellman, McCown and De Leeuw may be deemed to beneficially own any Units held by CFSI.

(4)	On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of the Offering. As a result of these sales, the MDC Funds no longer hold any Common Units. However, Messrs. Hellman and McCown each holds 5,000 Common Units directly.

CUSIP No.	86183Q 10 0

1.	Name of Reporting Person. Robert B. Hellman, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑ (1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.

	7.	Sole Voting Power

Number of		5,000

Shares	8.	Shared Voting Power
Beneficially
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		5,000

With:	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	5,000(2)(3)(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.1% (5)

14.	Type of Reporting Person (See Instructions)

	IN

(1)	CFSI LLC, a Delaware limited liability company (“CFSI”), Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”), McCown De Leeuw and Co. IV, L.P., a California limited partnership (“MDCIV”), McCown De Leeuw and Co. IV Associates, L.P., a California limited partnership (“MDCIVA”) and Delta Fund, LLC, a California limited liability company (“Delta”, and, collectively with MDCIV and MDCIVA, the “MDC Funds”), MDC Management Company IV, LLC, a California limited liability company (“MDC Management” and, along with the MDC Funds, the “MDC Entities”), Robert B. Hellman, Jr., George E. McCown and David E. De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D. The MDC Funds collectively control CFSI and CFS, which has an equity interest in CFSI. MDC Management is the general partner of MDCIV and MDCIVA and, as such, controls MDCIV and MDCIVA. Messrs. Hellman, McCown and De Leeuw are managing members of MDC Management and, as such, collectively control MDC Management. Messrs. Hellman, McCown and De Leeuw, collectively, have investment and voting control over any securities held by Delta.

(2)	Prior to October 30, 2007, CFSI held 13,532 common units representing limited partner interests (“Common Units”) and 4,239,782 subordinated units representing limited partner interests (“Subordinated Units” and together with the Common Units, the “Units”) in StoneMor Partners L.P. (“StoneMor”). On October 30, 2007, 1,059,945 of CFSI’s 4,239,782 Subordinated Units converted into an equal number of Common Units pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of StoneMor, as amended (the “Partnership Agreement”). On December 7, 2007, CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,073,477 Common Units owned by it, including 912,455 Common Units to CFS, 104,815 Common Units to MDCIV, 1,615 Common Units to MDCIVA and 1,558 Common Units to Delta. Also on December 7, 2007, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 798,675 Common Units to MDCIV, 16,975 Common Units to MDCIVA and 12,849 Common Units to Delta. As a result of such distributions, CFSI and CFS owned no Common Units as of December 7, 2007. On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of an underwritten offering (the “Offering”) discussed in the definitive prospectus supplement of StoneMor dated December 17, 2007 and filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2007, supplementing the prospectus dated December 7, 2007 filed as part of StoneMor’s registration statement on Form S-3 (File No. 333-144453) with the Commission on July 10, 2007. As a result of these sales, the MDC Funds no longer hold any Common Units as of the date of the filing of this Schedule 13D.

(3)	StoneMor is controlled by its general partner, StoneMor GP LLC (the “General Partner”). The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, all of which are held by CFSI. CFSI continues to hold 3,179,837 Subordinated Units of StoneMor. Pursuant to the terms of the Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period, which will end once StoneMor meets the financial tests in the Partnership Agreement, but it generally cannot end before September 30, 2009. Because the tests for ending the subordination period for any three consecutive four-quarter periods ending on or after September 30, 2007 have been satisfied, 25% of the Subordinated Units were converted into an equal number of Common Units on October 30, 2007. Similarly, if those tests are also satisfied for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the Subordinated Units will convert into an equal number of Common Units. The second early conversion of Subordinated Units may not occur, however, until at least one year following the end of the period for the first early conversion of Subordinated Units. Each of CFSI and CFS is controlled in part by its Board of Managers. The MDC Entities have the right to designate for election a majority of the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI. MDC Management is the general partner of MDCIV and MDCIVA and therefore may be deemed to beneficially own all Units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management, who are Messrs. Hellman, McCown and De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over any Units held by MDCIV and MDCIVA. The MDC Funds also collectively control CFS, which has an equity interest in CFSI. As a result of the foregoing, each of CFS, the MDC Entities and Messrs Hellman, McCown and De Leeuw may be deemed to beneficially own any Units held by CFSI.

(4)	On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of the Offering. As a result of these sales, the MDC Funds no longer hold any Common Units. However, Messrs. Hellman and McCown each holds 5,000 Common Units directly.

(5)	Based on 8,505,725 Common Units outstanding as of December 24, 2007.

CUSIP No.	86183Q 10 0

1.	Name of Reporting Person. George E. McCown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑(1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.

	7.	Sole Voting Power

Number of		5,000

Shares	8.	Shared Voting Power
Beneficially
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		5,000

With:	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	5,000(2)(3)(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.1%(5)

14.	Type of Reporting Person (See Instructions)

	IN

(1)	CFSI LLC, a Delaware limited liability company (“CFSI”), Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”), McCown De Leeuw and Co. IV, L.P., a California limited partnership (“MDCIV”), McCown De Leeuw and Co. IV Associates, L.P., a California limited partnership (“MDCIVA”) and Delta Fund, LLC, a California limited liability company (“Delta”, and, collectively with MDCIV and MDCIVA, the “MDC Funds”), MDC Management Company IV, LLC, a California limited liability company (“MDC Management” and, along with the MDC Funds, the “MDC Entities”), Robert B. Hellman, Jr., George E. McCown and David E. De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D. The MDC Funds collectively control CFSI and CFS, which has an equity interest in CFSI. MDC Management is the general partner of MDCIV and MDCIVA and, as such, controls MDCIV and MDCIVA. Messrs. Hellman, McCown and De Leeuw are managing members of MDC Management and, as such, collectively control MDC Management. Messrs. Hellman, McCown and De Leeuw, collectively, have investment and voting control over any securities held by Delta.

(2)	Prior to October 30, 2007, CFSI held 13,532 common units representing limited partner interests (“Common Units”) and 4,239,782 subordinated units representing limited partner interests (“Subordinated Units” and together with the Common Units, the “Units”) in StoneMor Partners L.P. (“StoneMor”). On October 30, 2007, 1,059,945 of CFSI’s 4,239,782 Subordinated Units converted into an equal number of Common Units pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of StoneMor, as amended (the “Partnership Agreement”). On December 7, 2007, CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,073,477 Common Units owned by it, including 912,455 Common Units to CFS, 104,815 Common Units to MDCIV, 1,615 Common Units to MDCIVA and 1,558 Common Units to Delta. Also on December 7, 2007, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 798,675 Common Units to MDCIV, 16,975 Common Units to MDCIVA and 12,849 Common Units to Delta. As a result of such distributions, CFSI and CFS owned no Common Units as of December 7, 2007. On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of an underwritten offering (the “Offering”) discussed in the definitive prospectus supplement of StoneMor dated December 17, 2007 and filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2007, supplementing the prospectus dated December 7, 2007 filed as part of StoneMor’s registration statement on Form S-3 (File No. 333-144453) with the Commission on July 10, 2007. As a result of these sales, the MDC Funds no longer hold any Common Units as of the date of the filing of this Schedule 13D.

(3)	StoneMor is controlled by its general partner, StoneMor GP LLC (the “General Partner”). The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, all of which are held by CFSI. CFSI continues to hold 3,179,837 Subordinated Units of StoneMor. Pursuant to the terms of the Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period, which will end once StoneMor meets the financial tests in the Partnership Agreement, but it generally cannot end before September 30, 2009. Because the tests for ending the subordination period for any three consecutive four-quarter periods ending on or after September 30, 2007 have been satisfied, 25% of the Subordinated Units were converted into an equal number of Common Units on October 30, 2007. Similarly, if those tests are also satisfied for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the Subordinated Units will convert into an equal number of Common Units. The second early conversion of Subordinated Units may not occur, however, until at least one year following the end of the period for the first early conversion of Subordinated Units. Each of CFSI and CFS is controlled in part by its Board of Managers. The MDC Entities have the right to designate for election a majority of the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI. MDC Management is the general partner of MDCIV and MDCIVA and therefore may be deemed to beneficially own all Units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management, who are Messrs. Hellman, McCown and De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over any Units held by MDCIV and MDCIVA. The MDC Funds also collectively control CFS, which has an equity interest in CFSI. As a result of the foregoing, each of CFS, the MDC Entities and Messrs Hellman, McCown and De Leeuw may be deemed to beneficially own any Units held by CFSI.

(4)	On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of the Offering. As a result of these sales, the MDC Funds no longer hold any Common Units. However, Messrs. Hellman and McCown each holds 5,000 Common Units directly.

(5)	Based on 8,505,725 Common Units outstanding as of December 24, 2007.

CUSIP No.	86183Q 10 0

1.	Name of Reporting Person. David E. De Leeuw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑(1)
	(b) ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		0

Each	9.	Sole Dispositive Power
Reporting
Person		0

With:	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0(2)(3)(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13.	Percent of Class Represented by Amount in Row (11)

	0.0%

14.	Type of Reporting Person (See Instructions)

	IN

(1)	CFSI LLC, a Delaware limited liability company (“CFSI”), Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”), McCown De Leeuw and Co. IV, L.P., a California limited partnership (“MDCIV”), McCown De Leeuw and Co. IV Associates, L.P., a California limited partnership (“MDCIVA”) and Delta Fund, LLC, a California limited liability company (“Delta”, and, collectively with MDCIV and MDCIVA, the “MDC Funds”), MDC Management Company IV, LLC, a California limited liability company (“MDC Management” and, along with the MDC Funds, the “MDC Entities”), Robert B. Hellman, Jr., George E. McCown and David E. De Leeuw may be deemed to be members of a group for purposes of this Schedule 13D. The MDC Funds collectively control CFSI and CFS, which has an equity interest in CFSI. MDC Management is the general partner of MDCIV and MDCIVA and, as such, controls MDCIV and MDCIVA. Messrs. Hellman, McCown and De Leeuw are managing members of MDC Management and, as such, collectively control MDC Management. Messrs. Hellman, McCown and De Leeuw, collectively, have investment and voting control over any securities held by Delta.

(2)	Prior to October 30, 2007, CFSI held 13,532 common units representing limited partner interests (“Common Units”) and 4,239,782 subordinated units representing limited partner interests (“Subordinated Units” and together with the Common Units, the “Units”) in StoneMor Partners L.P. (“StoneMor”). On October 30, 2007, 1,059,945 of CFSI’s 4,239,782 Subordinated Units converted into an equal number of Common Units pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of StoneMor, as amended (the “Partnership Agreement”). On December 7, 2007, CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,073,477 Common Units owned by it, including 912,455 Common Units to CFS, 104,815 Common Units to MDCIV, 1,615 Common Units to MDCIVA and 1,558 Common Units to Delta. Also on December 7, 2007, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 798,675 Common Units to MDCIV, 16,975 Common Units to MDCIVA and 12,849 Common Units to Delta. As a result of such distributions, CFSI and CFS owned no Common Units as of December 7, 2007. On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of an underwritten offering (the “Offering”) discussed in the definitive prospectus supplement of StoneMor dated December 17, 2007 and filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2007, supplementing the prospectus dated December 7, 2007 filed as part of StoneMor’s registration statement on Form S-3 (File No. 333-144453) with the Commission on July 10, 2007. As a result of these sales, the MDC Funds no longer hold any Common Units as of the date of the filing of this Schedule 13D.

(3)	StoneMor is controlled by its general partner, StoneMor GP LLC (the “General Partner”). The Board of Directors of the General Partner is elected by a plurality vote of its Class A units, all of which are held by CFSI. CFSI continues to hold 3,179,837 Subordinated Units of StoneMor. Pursuant to the terms of the Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period, which will end once StoneMor meets the financial tests in the Partnership Agreement, but it generally cannot end before September 30, 2009. Because the tests for ending the subordination period for any three consecutive four-quarter periods ending on or after September 30, 2007 have been satisfied, 25% of the Subordinated Units were converted into an equal number of Common Units on October 30, 2007. Similarly, if those tests are also satisfied for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the Subordinated Units will convert into an equal number of Common Units. The second early conversion of Subordinated Units may not occur, however, until at least one year following the end of the period for the first early conversion of Subordinated Units. Each of CFSI and CFS is controlled in part by its Board of Managers. The MDC Entities have the right to designate for election a majority of the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI. MDC Management is the general partner of MDCIV and MDCIVA and therefore may be deemed to beneficially own all Units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management, who are Messrs. Hellman, McCown and De Leeuw. Therefore such individuals may be deemed to share voting and dispositive power over any Units held by MDCIV and MDCIVA. The MDC Funds also collectively control CFS, which has an equity interest in CFSI. As a result of the foregoing, each of CFS, the MDC Entities and Messrs Hellman, McCown and De Leeuw may be deemed to beneficially own any Units held by CFSI.

(4)	On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of the Offering. As a result of these sales, the MDC Funds no longer hold any Common Units. However, Messrs. Hellman and McCown each holds 5,000 Common Units directly.

Item 1. Security and Issuer
(a)	The class of equity securities to which this Schedule 13D relates is common units representing limited partner interests (“Common Units”) of StoneMor Partners L.P., a Delaware limited partnership (“StoneMor”).

(b)	The principal executive offices of the Issuer are located at 155 Rittenhouse Circle, Bristol, Pennsylvania 19007.
Item 2. Identity and Background
(a)	This Statement is filed by: CFSI LLC, a Delaware, limited liability company (“CFSI”); Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”); McCown De Leeuw & Co. IV, L.P., a California limited partnership (“MDCIV”); McCown De Leeuw & Co. IV Associates, L.P., a California, limited partnership (“MDCIVA”); Delta Fund, LLC, a California limited liability company (“Delta” and together with MDCIV and MDCIVA IV, the “MDC Funds”); MDC Management Company IV, LLC, a California limited liability company (“MDC Management”); Robert B. Hellman, Jr.; George E. McCown; and David E. De Leeuw (collectively, the “Filing Parties”).
(b)	The address of the principal place of business of each of the Filing Parties is as follows:

CFSI LLC, 155 Rittenhouse Circle, Bristol, PA 19007

Cornerstone Family Services LLC, 155 Rittenhouse Circle, Bristol, PA 19007

McCown De Leeuw & Co. IV, L.P., 950 Tower Lane, Suite 800, Foster City, CA 94404

McCown De Leeuw & Co. IV Associates, L.P., 950 Tower Lane, Suite 800, Foster City, CA 94404

Delta Fund, LLC, 950 Tower Lane, Suite 800, Foster City, CA 94404

MDC Management Company IV, LLC, 950 Tower Lane, Suite 800, Foster City, CA 94404

Robert B. Hellman, Jr., 950 Tower Lane, Suite 800, Foster City, CA 94404

George E. McCown, 950 Tower Lane, Suite 800, Foster City, CA 94404

David E. De Leeuw, c/o Lion Chemical Capital, 535 Madison Avenue, 4th Floor, New York, NY 10022

(c)	The principal business of each of CFSI and CFS is serving as a holding company. The principal occupation or business of the other Filing Parties is private equity investing and/or portfolio company management.

(d)	During the last five years, none of the Filing Parties or any of the Listed Persons (as defined below), to the knowledge of the Filing Parties, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filing Parties or any of the Listed Persons, to the knowledge of the Filing Parties, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Filing Party being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Filing Parties who is a natural person is as follows:

Robert B. Hellman, Jr., United States citizen

George E. McCown, United States citizen

David E. De Leeuw, United States citizen

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, Board of Directors, Board of Managers and each person controlling the Filing Parties (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration.
StoneMor was formed as a Delaware limited partnership to own and operate the assets and businesses previously owned and operated by Cornerstone Family Services, Inc. (“Cornerstone”), which, in connection with the closing of StoneMor’s initial public offering, was converted into CFSI. In connection with the conversion of Cornerstone into CFSI, all of the outstanding shares of Cornerstone common stock were converted into Class B units of CFSI, and all of the outstanding shares of Cornerstone preferred stock were converted into Class A units of CFSI. The Filing Parties (other than CFSI and CFS) acquired their beneficial ownership interest in Cornerstone, prior to its conversion into CFSI, by using funds raised from the partners of MDCIV and MDCIVA, and the members of Delta, for the purposes of making venture capital investments. On September 20, 2004, CFSI received 564,782 Common Units and 4,239,782 subordinated units representing limited partner interests in StoneMor (“Subordinated Units”) as consideration for Cornerstone’s contribution of its assets and liabilities to StoneMor. In connection with the closing of StoneMor’s initial public offering, CFSI disposed of 551,250 of its Common Units and distributed the proceeds thereof to its members.
As a result of the foregoing, prior to October 30, 2007, CFSI held 13,532 Common Units and 4,239,782 Subordinated Units in StoneMor. On October 30, 2007, 1,059,945 of CFSI’s 4,239,782 Subordinated Units converted into an equal number of Common Units pursuant to the terms of the Partnership Agreement. On December 7, 2007, CFSI distributed to holders of its Class B membership interests, on a pro rata basis, all 1,073,477 Common Units owned by it, including 912,455 Common Units to CFS, 104,815 Common Units to MDCIV, 1,615 Common Units to MDCIVA and 1,558 Common Units to Delta. Also on December 7, 2007, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 798,675 Common Units to MDCIV, 16,975 Common Units to MDCIVA and 12,849 Common Units to Delta. As a result of such distributions, CFSI and CFS owned no Common Units as of December 7, 2007.
On December 21, 2007, the MDC Funds sold all of the Common Units held by them as part of the closing of the Offering discussed in the definitive prospectus supplement of StoneMor dated December 17, 2007 and filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2007, supplementing the prospectus dated December 7, 2007 filed as part of StoneMor’s registration statement on Form S-3 (File No. 333-144453) with the Commission on July 10, 2007. As a result of these sales, the MDC Funds no longer hold any Common Units. However, Messrs. Hellman and McCown each holds 5,000 Common Units directly.
Item 4. Purpose of Transaction.
On September 20, 2004, the CFSI acquired 564,782 Common Units for investment purposes in connection with Cornerstone’s contribution of its assets and liabilities to StoneMor in connection with the closing of its initial public offering. Immediately prior to October 30, 2007, CFSI continued to hold 13,532 of these initial Common Units. Additionally, Messrs. Hellman and McCown each purchased 5,000 Common Units directly from StoneMor pursuant to the directed units program conducted as part of StoneMor’s initial public offering. On October 30, 2007, the CFSI received 1,059,945 Common Units upon the conversion of 1,059,945 of CFSI’s 4,239,782 Subordinated Units pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of StoneMor, as amended (the “Partnership Agreement”).
On December 7, 2007, CFSI distributed to holders of its Class B units, on a pro rata basis, all 1,073,477 Common Units owned by it, including 912,455 Common Units to CFS, 104,815 Common Units to MDCIV, 1,615 Common Units to MDCIVA and 1,558 Common Units to Delta. Also on December 7, 2007, CFS distributed all the Common Units received by it in the distribution by CFSI, pro rata, to its members, including 798,675 Common Units to MDCIV, 16,975 Common Units to MDCIVA and 12,849 Common Units to Delta. On December 21, 2007, the MDC Funds disposed of all Common Units held by them in the Offering, for the purpose of liquidating a portion of their investment in StoneMor and retained their Subordinated Units. See Item 3 above for additional information regarding the foregoing transactions which is incorporated herein by reference. Representation on the Board of Directors of StoneMor’s general partner, StoneMor GP LLC (the “General Partner”) enables the Filing Parties to influence the management policies of and control StoneMor with the aim of increasing the value of StoneMor and thus the Filing Parties’ investment. The Filing Parties retain the right to change their investment intent.
As of the date of this Schedule 13D, none of the Filing Parties or the Listed Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Filing Parties or the Listed Persons or their respective affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers:

•	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the issuer;

•	any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

•	causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
The directors of StoneMor’s General Partner are elected by a plurality vote of the Class A units of the General Partner, which are all held by CFSI, which is controlled by the MDC Entities; provided, however, that so long as Lawrence Miller serves as the Chief Executive Officer of the General Partner, he must also serve as a director of the General Partner and that so long as William Shane serves as the Chief Financial Officer of the General Partner, he must also serve as a director of the General Partner. Because of their controlling ownership interest in the General Partner, CFSI and the MDC Entities will be able to control the election of the directors of the General Partner.
Pursuant to the Amended and Restated Limited Liability Company Agreement of CFSI LLC, CFSI LLC, through its direct control of the General Partner and its indirect control of StoneMor and its subsidiaries, will be able to prevent StoneMor, its subsidiaries and the General Partner from taking certain significant actions without the approval of CFSI LLC. These actions include:
•	certain acquisitions, borrowings and capital expenditures by StoneMor, its subsidiaries or the General Partner;

•	issuances of equity interests in StoneMor or its subsidiaries; and

•	certain dispositions of equity interests in, or assets of, StoneMor, the General Partner or StoneMor’s subsidiaries.
References to, and descriptions of, the Partnership Agreement of StoneMor as set forth in this Item 4 are qualified in their entirety by reference to:
•	First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 20, 2004 (filed as Exhibit 3.2 of StoneMor’s Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2004, filed with the Commission on November 15, 2004);

•	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P. (“Amendment No. 1”), effective as of February 27, 2007 (filed as Exhibit 3.3 of StoneMor’s Current Report on Form 8-K filed with the Commission on February 28, 2007); and

•	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P. (“Amendment No. 2”), effective as of November 13, 2007 (filed as Exhibit 3.1 of StoneMor’s Current Report on Form 8-K filed with the Commission on November 19, 2007).
The Partnership Agreement is incorporated in its entirety in this Item 4.
Item 5. Interest in Securities of StoneMor.
The Filing Parties may be deemed to be members of a group for purposes of this Schedule 13D.
(a)	CFSI LLC owns none of the issued and outstanding Common Units of StoneMor and 3,179,837 Subordinated Units of StoneMor. CFS and each of the other the Filing Parties, including the managing members of MDC Management, Messrs. Hellman, McCown and De Leeuw, are deemed to also beneficially own these units as a result of their direct or indirect control of CFSI. Additionally, Mr. Hellman and Mr. McCown each owns 5,000 Common Units of StoneMor. As more fully described in Item 6 below, under certain circumstances, the Subordinated Units of StoneMor held directly by CFSI, and held beneficially by the other Filing Parties, are convertible into Common Units on a one-for-one basis.

The percentage ownership of Common Units beneficially owned by the Filing Parties is calculated based upon dividing Common Units beneficially owned by each of the Filing Parties (5,000 in the case of Messrs. Hellman and McCown) by 8,505,725 issued and outstanding Common Units as of December 24, 2007.
(b)	CFSI, CFS and each MDC Entity has sole voting and dispositive power over Common Units, if any, held by CFSI. The General Partner of StoneMor owns 2% of the general partner interests of StoneMor. CFSI owns 100% of the Class A units of the General Partner and has the right to elect by plurality vote of the Class A units the Board of Directors of the General Partner. CFSI is controlled in part by its Board of Managers. The MDC Entities have the right to designate for election the managers of the Board of Managers of CFSI pursuant to the limited liability company agreement of CFSI. MDC Management is the general partner of MDCIV and MDCIVA and therefore may be deemed to beneficially own all Common Units beneficially owned by these entities. Certain key voting and divestiture decisions are made by the unanimous consent of the managing members of MDC Management, Messrs. Hellman, McCown and De Leeuw. Therefore, such individuals may be deemed to have shared voting and dispositive power over any Common Units held by the MDC Entities. In addition, Mr. Hellman and Mr. McCown each has sole voting and dispositive power over their respective 5,000 Common Units of StoneMor.

(c)	Except as described herein, none of the Filing Parties has effected any transactions in the Common Units during the past 60 days.

(d)	Each of the MDC Funds that disposed of Common Units in connection with the Offering received the proceeds therefrom directly. Except for the foregoing, no other Filing Party is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Filing Parties.
Additionally, to the knowledge of the Filing Parties, the following individuals identified on Schedule 1 have sole voting and dispositive power over the number of Common Units listed below, including any Common Units that the individual has the right to aquire within 60 days, as applicable:

Name	Common Units	Percent of Class
Lawrence Miller	26,930	0.3%
William R. Shane	26,930	0.3%
Fenton R. Talbott	12,711	0.2%
Paul Waimberg	572	0.1%
Martin R. Lautman	66,819	0.8%
John E. Murphy	—	—
(e)	By virtue of the distributions of Common Units made by such entities, on December 7, 2007, each of CFS and CFSI ceased to be the beneficial owners of more than five percent of StoneMor’s Common Units. The other Filing Parties ceased to be beneficial owners of more than five percent of StoneMor’s Common Units on December 21, 2007 in connection with the sale of Common Units by the MDC Funds pursuant to the Offering.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of StoneMor.
The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
Omnibus Agreement
Under the terms of an Omnibus Agreement, dated September 20, 2004, entered into with the MDC Entities, the General Partner, CFS and StoneMor Operating LLC (the “Omnibus Agreement”), as long as the General Partner is an affiliate of the MDC Funds, the MDC Funds will agree, and will cause their controlled affiliates to agree, not to engage, either directly or indirectly, in the business of owning and operating cemeteries and funeral homes (including the sales of cemetery and funeral home products and services) in the United States.
CFSI agreed under the terms of the Omnibus Agreement to indemnify StoneMor for all federal, state and local income tax liabilities attributable to the operation of the assets contributed by CFSI to StoneMor prior to the closing of StoneMor’s initial public offering. CFSI has also agreed to indemnify StoneMor against additional income tax liabilities, if any, that arise from the consummation of the transactions related to StoneMor’s formation in excess of those believed to result at the time of the closing of the initial public offering. Until all of its indemnification obligations under the Omnibus Agreement have been satisfied in full, CFSI will be subject to limitations on its ability to dispose of or encumber its interest in the General Partner or the Common Units or Subordinated Units held by it (except upon the redemption of Common Units by StoneMor upon the exercise of the underwriters over-allotment option) and will also be prohibited from incurring any indebtedness or other liability. CFSI will also be subject to certain limitations on its ability to transfer its interest in the General Partner or the Common Units or Subordinated Units held by it if the effect of the proposed transfer would trigger an “ownership change” under the Internal Revenue Code that would limit StoneMor’s ability to use its federal net operating loss carryovers.

StoneMor’s First Amended and Restated Limited Partnership Agreement
Cash Distributions
Pursuant to the terms of StoneMor’s Partnership Agreement, StoneMor intends to make minimum quarterly distributions of $0.4625 per Unit if StoneMor has sufficient cash from their operations after StoneMor has paid its expenses, including the expenses of its General Partner, funded merchandise and perpetual care trusts and established necessary cash reserves. In general, StoneMor will pay any cash distributions made each quarter to its unitholders, including CFSI, in the following manner:
     first, 98% to the Common Units and 2% to the General Partner, until each common unit has received a minimum quarterly distribution of $0.4625 plus any arrearages from prior quarters;
     second, 98% to the Subordinated Units and 2% to the General Partner, until each Subordinated Unit has received a minimum quarterly distribution of $0.4625; and
     third, 98% to all units, pro rata, and 2% to the General Partner, until each unit has received a distribution of $0.5125.
     If cash distributions per unit exceed $0.5125 in any quarter, the General Partner will receive increasing percentages, up to a maximum of 50%, of the cash distributed in excess of that amount.
Conversion of Subordinated Units
Per the terms of the Partnership Agreement, in any quarter during the subordination period (the period Subordinated Units are outstanding) the Subordinated Units are entitled to receive the minimum quarterly distribution of $0.4625 only after the Common Units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated Units will not accrue arrearages. The subordination period will end once StoneMor meets certain financial tests set forth in the Partnership Agreement, but it generally cannot end before September 30, 2009. These financial tests require StoneMor to have earned and paid the minimum quarterly distribution on all of the outstanding units for three consecutive four-quarter periods. When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.
If StoneMor meets the financial tests in the Partnership Agreement for any three consecutive four-quarter periods ending on or after September 30, 2007, 25% of the Subordinated Units will convert into Common Units. If StoneMor meets these tests for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the Subordinated Units will convert into Common Units. The early conversion of the second 25% of the Subordinated Units may not occur until at least one year after the early conversion of the first 25% of Subordinated Units. On October 30, 2007, pursuant to the terms of the Partnership Agreement, 1,059,945 subordinated units converted to Common Units.
Pursuant to the terms of the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the Common Units then outstanding, the General Partner has the right, but not the obligation, which it may assign to any of its affiliates or to StoneMor, to acquire all, but not less than all, of the remaining Common Units at a price not less than the then-current market price of the Common Units. The General Partner may exercise its right to call and purchase Common Units or assign this right to any of its affiliates or to StoneMor. The General Partner may exercise this right at its option, free of any fiduciary duty or obligation to StoneMor or its unitholders.
Amended and Restated Limited Liability Company Agreement of CFSI
Under the Amended and Restated Limited Liability Company Agreement of CFSI, the MDC Entities have the right to designate at least three individuals to serve on the board of managers of CFSI. In addition, for so long as Mr. Miller serves as an officer of CFSI, he will also serve as a manager of CFSI, and for so long as Mr. Shane serves as an officer of CFSI, he will also serve as a manager of CFSI.
To the best of the Filing Parties’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of StoneMor.

Item 7. Material to Be Filed as Exhibits.
A.	First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 20, 2004 (incorporated by reference to Exhibit 3.2 of StoneMor’s Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2004, filed with the Commission on November 15, 2004).

B.	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., effective as of February 27, 2007 (incorporated by reference to Exhibit 3.3 of StoneMor’s Current Report on Form 8-K filed with the Commission on February 28, 2007).

C.	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., effective as of November 13, 2007 (incorporated by reference to Exhibit 3.1 of StoneMor’s Current Report on Form 8-K filed with the Commission on November 19, 2007).

D.	Omnibus Agreement of StoneMor Partners L.P., CFSI, StoneMor GP LLC and certain other parties named therein (incorporated by reference to Exhibit 10.4 of StoneMor’s Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2004 filed with the Commission on November 15, 2004).

E.	Purchase Agreement, dated December 17, 2007, by and among StoneMor Partners L.P., the MDC Funds and certain other parties named therein (incorporated by reference to Exhibit 1.1 of StoneMor’s Current Report on Form 8-K filed with the Commission on December 19, 2007).

F.	Joint Filing Statement (filed herewith).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 3, 2008

MDC Management Co. IV, LLC

/s/ Robert B. Hellman, Jr. By: Robert B. Hellman, Jr.
Managing Member

Delta Fund, LLC

/s/ Robert B. Hellman, Jr.

By: Robert B. Hellman, Jr.
Member

McCown De Leeuw & Co. IV Associates, L.P. by MDC Management Co. IV, LLC

/s/ Robert B. Hellman, Jr.

By: Robert B. Hellman, Jr.
Managing Member

McCown De Leeuw & Co. IV, L.P. by MDC Management Co. IV, LLC

/s/ Robert B. Hellman, Jr.

By: Robert B. Hellman, Jr.
Managing Member

CFSI LLC

/s/ Robert B. Hellman, Jr.

By: Robert B. Hellman, Jr.
Manager

Cornerstone Family Services LLC

/s/ Robert B. Hellman, Jr.

By: Robert B. Hellman, Jr.
Managing Member

/s/ Robert B. Hellman, Jr.

Robert B. Hellman, Jr.

/s/ George E. McCown.

George E. McCown

/s/ David E. De Leeuw

David E. De Leeuw

SCHEDULE 1
CFSI
Executive Officers:
Lawrence Miller
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: President and Chief Executive Officer, Member of the Board of Managers of CFSI LLC and Cornerstone
Family Services LLC; Chief Executive Officer, President, Assistant Secretary and Director of StoneMor GP LLC;
Member of StoneMor GP LLC
Citizenship: USA
William R. Shane
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Senior Vice President and Chief Financial Officer and Member of the Board of Managers of CFSI LLC and Cornerstone Family Services LLC; Executive Vice President, Chief Financial Officer, Treasurer and Secretary and Director of StoneMor GP, LLC; Member of StoneMor GP LLC
Citizenship: USA
Fenton R. Talbott
c/o McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA 94404
Principal Occupation: Board member of the Preventative Medicine Research Institute and Chairman of the Board of Managers of CFSI LLC and Cornerstone Family Services LLC and a director of StoneMor GP LLC
Citizenship: USA
Paul Waimberg
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Vice President—Finance and Assistant Secretary of CFSI LLC; Vice President—Finance and Assistant
Secretary of StoneMor GP LLC
Citizenship: USA
Board of Managers:
Lawrence Miller
(See above)
William R. Shane
(See above)
Robert B. Hellman, Jr.
c/o McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA 94404
Principal Occupation: CEO and managing director of McCown De Leeuw & Co., LLC and director of StoneMor GP LLC
Citizenship: USA
Martin R. Lautman, Ph.D.
c/o CFSI LLC
155 Rittenhouse Circle, Bristol, PA 19007
Principal Occupation: Managing Director of GfK Arbor, LLC, a marketing consultancy and research agency, and director of StoneMor GP LLC
Citizenship: USA
Fenton R. Talbott
(See above)

CORNERSTONE FAMILY SERVICES LLC
Executive Officers:
Lawrence Miller
(See above)
William R. Shane
(See above)
Fenton R. Talbott
(See above)
Board of Managers:
Lawrence Miller
(See above)
William R. Shane
(See above)
Robert B. Hellman, Jr.
(See above)
Martin R. Lautman, Ph.D.
(See above)
Fenton R. Talbott
(See above)

DELTA FUND, LLC
Voting Members:
John E. Murphy
c/o McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA 94404
Principal Occupation: Private equity investment professional for McCown De Leeuw & Co., LLC
Citizenship: USA
George McCown
c/o McCown De Leeuw & Co., LLC
950 Tower Lane, Suite 800
Foster City, CA 94404
Principal Occupation: Private equity investment professional for McCown De Leeuw & Co., LLC
Citizenship: USA
David E. De Leeuw
c/o Lion Chemical Capital LLC
535 Madison Avenue, 4th Floor
New York, NY 10022
Principal Occupation: Private equity investment professional for Lion Chemical Capital LLC
Citizenship: USA
Robert B. Hellman, Jr.
(see above)

MDC MANAGEMENT CO. IV, LLC
(General Partner of MDCIV and MDCIVA)
Managing Directors:
George McCown
(see above)
David E. De Leeuw
(see above)
Robert B. Hellman, Jr.
(see above)

EXHIBIT INDEX
A.	First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 20, 2004 (incorporated by reference to Exhibit 3.2 of StoneMor’s Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2004, filed with the Commission on November 15, 2004).

B.	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., effective as of February 27, 2007 (incorporated by reference to Exhibit 3.3 of StoneMor’s Current Report on Form 8-K filed with the Commission on February 28, 2007).

C.	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., effective as of November 13, 2007 (incorporated by reference to Exhibit 3.1 of StoneMor’s Current Report on Form 8-K filed with the Commission on November 19, 2007).

D.	Omnibus Agreement of StoneMor Partners L.P., CFSI, StoneMor GP LLC and certain other parties named therein (incorporated by reference to Exhibit 10.4 of StoneMor’s Quarterly Report on Form 10-Q for its quarterly period ended September 30, 2004 filed with the Commission on November 15, 2004).

E.	Purchase Agreement, dated December 17, 2007, by and among StoneMor Partners L.P., the MDC Funds and certain other parties named therein (incorporated by reference to Exhibit 1.1 of StoneMor’s Current Report on Form 8-K filed with the Commission on December 19, 2007).

F.	Joint Filing Statement (filed herewith).

Exhibit D
Joint Filing Statement
     We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.
     Dated January 3, 2008

MDC Management Co. IV, LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

Delta Fund, LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Member

McCown De Leeuw & Co. IV Associates, L.P. by MDC Management Co. IV, LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

McCown De Leeuw & Co. IV, L.P. by MDC Management Co. IV, LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

CFSI LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Manager

Cornerstone Family Services LLC
/s/ Robert B. Hellman, Jr.
By: Robert B. Hellman, Jr.
Managing Member

/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.

/s/ George E. McCown.
George E. McCown

/s/ David E. De Leeuw
David E. De Leeuw